EXHIBIT 99.3

FIRST AMENDMENT TO CREDIT AND GUARANTY AGREEMENT

This FIRST AMENDMENT TO CREDIT AND GUARANTY AGREEMENT (this “Amendment”) is entered into as of July 20, 2026, by and among ELECTRA BATTERY MATERIALS CORPORATION, a Canadian corporation, as borrower (the “Borrower”), certain of its Subsidiaries, as Guarantors, GLAS USA LLC, a limited liability company organized and existing under the laws of the State of New Jersey, as administrative agent (in such capacity, the “Administrative Agent”), GLAS TRUST COMPANY LLC, a limited liability company organized and existing under the laws of the State of New Hampshire, as collateral agent (in such capacity, the “Collateral Agent”), and the Lenders signatory hereto, which constitute the Requisite Lenders under the Credit Agreement as of the First Amendment Effective Date. Capitalized terms used herein that are not otherwise defined herein shall have the respective meanings assigned to such terms in the Amended Credit Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Borrower, the Guarantors, the Administrative Agent, the Collateral Agent, the Lenders from time to time party thereto and certain other Persons from time to time party thereto are parties to that certain Credit and Guaranty Agreement, dated as of October 22, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”); and

WHEREAS, the Borrower and the Guarantors have requested that the Administrative Agent, the Collateral Agent and each of the Lenders party hereto agree to amend certain provisions of the Credit Agreement, and, subject to the satisfaction or waiver of the conditions set forth herein, the Administrative Agent, the Collateral Agent and the Lenders party hereto (which constitute the Requisite Lenders under the Credit Agreement as of the First Amendment Effective Date), have agreed to such amendment, on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

1.	Defined Terms; References. Unless otherwise specifically defined herein, each term used herein which is defined in the Credit Agreement has the meaning assigned to such term in the Credit Agreement as amended by this Amendment (the “Amended Credit Agreement”). The rules of construction and other interpretive provisions specified in Sections 1.2, 1.3 and 1.4 of the Amended Credit Agreement shall apply to this Amendment, including terms defined in the preamble and recitals hereto.

2.	Amendment. Effective as of the First Amendment Effective Date,

(a)	The definition of the term “Permitted Working Capital Obligations” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Permitted Working Capital Obligations” means Indebtedness incurred by the Company in the form of and on terms customary for asset-backed working capital facilities in an aggregate original principal amount at any time outstanding not to exceed $45,000,000, subject to documentation acceptable to the Requisite Lenders (including any Permitted Working Capital Intercreditor Agreement, as applicable).

(b)	Section 1.1 of the Credit Agreement is hereby amended by adding the following new definition to such section in alphabetical order:

“First Lien Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit K or such other intercreditor agreement in form and substance satisfactory to the Requisite Lenders.

(c)	Section 6.1(q) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(q)	Indebtedness pursuant to one or more Contribution Agreements in an amount not to exceed C$20,000,000 in the aggregate (but, for certainty, excluding any such Indebtedness incurred pursuant to Section 6.1(x)); provided, however, such Indebtedness (i) shall be on terms, on the whole, no worse for the Credit Parties than the terms set forth herein, (ii) shall not mature or be repayable, other than at the option of the Borrower, prior to 91 days after the Maturity Date, and (iii) shall not be secured;

(d)	Section 6.1(w) of the Credit Agreement is hereby amended be deleting the word “or” at the end of such section.

(e)	Section 6.1(x) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(x)	Indebtedness pursuant to one or more Contribution Agreements in an amount not to exceed C$17,500,000 in the aggregate (but, for certainty, excluding any such Indebtedness incurred pursuant to Section 6.1(q)), which Indebtedness shall be subject to the terms of the First Lien Intercreditor Agreement; provided, however, such Indebtedness shall be on terms, on the whole, no worse for the Credit Parties than the terms set forth herein; and

(f)	Section 6.2(dd) of the Credit Agreement is hereby amended by deleting the word “and” at the end of such section, and Section 6.2(ee) of the Credit Agreement is hereby amended by inserting “; and” at the end of such section.

(g)	Section 6.2(ff) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(ff)	Liens securing Indebtedness permitted under Section 6.1(x), subject to the terms of the First Lien Intercreditor Agreement.

(h)	The proviso at the end of Section 6.2 is hereby amended and restated in its entirety as follows:

The Company will not, and will not permit any of its Subsidiaries to, create, incur or assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of their property or assets, now owned or hereafter acquired, which Lien is secured on a pari passu basis with the Obligations or higher in priority to the Liens securing the Obligations other than Liens permitted pursuant to clause (k), (l), (n), (x), (z), (ee) and (ff) (which, for the avoidance of doubt, shall only be pari passu with the Liens securing the Obligations) of this Section 6.2 (and subject to the limitations set forth in such clauses).

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(i)	Section 6.5(l) of the Credit Agreement is hereby amended and restated in its entirety as follows, and new Section 6.5(m) and Section 6.5(n) are hereby inserted as follows:

(l)	to the extent constituting a Restricted Junior Payment, payments on account of the Permitted Working Capital Obligations in accordance with any applicable Permitted Working Capital Intercreditor Agreement;

(m)	to the extent constituting a Restricted Junior Payment, payments of Indebtedness incurred pursuant to Section 6.1(x) in accordance with the applicable First Lien Intercreditor Agreement; and

(n)	scheduled payments of Indebtedness incurred pursuant to Section 6.1(q).

(j)	The Credit Agreement is hereby amended by adding Exhibit K thereto as set forth on Exhibit 1 hereof.

3.	Conditions Precedent to Effectiveness. The amendment to the Credit Agreement set forth in this Amendment shall become effective on the first date (the “First Amendment Effective Date”) on which all of the following conditions precedent have been satisfied (or duly waived in writing by the Administrative Agent, the Collateral Agent and the Requisite Lenders, as applicable):

(a)	this Amendment shall have been duly executed and delivered by the Borrower, the Guarantors, the Administrative Agent, the Collateral Agent and the Requisite Lenders;

(b)	all expenses required to be paid by the Borrower under the Credit Documents that are due and payable as of the First Amendment Effective Date and for which invoices have been presented prior to the First Amendment Effective Date (or such shorter period as agreed to by the Borrower), including the fees and expenses of Paul Hastings LLP, shall have been paid;

(c)	the representations and warranties contained in Section 4 of this Amendment shall be true and correct in all material respects (without duplication of any materiality or “Material Adverse Effect” qualifier therein); and

(d)	there shall exist no Default or Event of Default immediately prior to, or immediately after, giving effect to this Amendment and the transactions contemplated hereby.

For the purpose of determining satisfaction with the conditions specified in this Section 3, each Lender that has signed and delivered this Amendment shall be deemed to have accepted, and to be satisfied with, each document or other matter required under this Section 3 unless the Administrative Agent shall have received written notice from such Lender prior to the First Amendment Effective Date specifying its objection thereto.

4.	Representations and Warranties. Each Credit Party hereby represents and warrants to the Administrative Agent, the Collateral Agent and each Lender as follows:

(a)	the execution, delivery and performance by each of the Credit Parties of this Amendment have been duly authorized by all necessary action, and do not and will not:

(x)	contravene the terms of any of such Credit Party’s Organizational Documents;

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(y)	conflict with or result in any material breach or contravention of, or result in the creation of any Lien under, any document evidencing any material Contractual Obligation to which such Credit Party is a party or any order, injunction, writ or decree of any Governmental Authority to which such Credit Party or its property is subject; or

(z)	violate any material requirement of applicable laws;

(b)	such Credit Party has the power and authority to execute, deliver and perform its obligations under this Amendment and the Amended Credit Agreement;

(c)	this Amendment and the Amended Credit Agreement constitute the legal, valid and binding obligations of each such Credit Party which is a party hereto or thereto enforceable against such Credit Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability;

(d)	after giving effect to this Amendment and the transactions contemplated hereby, each of the representations and warranties contained in the Amended Credit Agreement and the other Credit Documents is true and correct in all material respects (without duplication of any materiality or “Material Adverse Effect” qualifier therein) on and as of the date hereof as if made on the date hereof (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date); and

(e)	after giving effect to this Amendment and the transactions contemplated hereby, no Default or Event of Default exists or would result from the transactions contemplated by this Amendment.

5.	General Release. In consideration of, among other things, the Administrative Agent’s, the Collateral Agent’s and the Lenders’ execution and delivery of this Amendment, the Borrower and each other Credit Party, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, subsidiaries, affiliates, successors and assigns (collectively, “Releasors”), hereby forever (i) agrees and covenants not to sue or prosecute against any Releasee (as defined below) and (ii) waives, releases and discharges, to the fullest extent permitted by law, each Releasee from any and all claims (including crossclaims, counterclaims, rights of set-off and recoupment), actions, causes of action, acts and omissions, controversies, demands, suits and other liabilities of every kind or nature whatsoever, both in law and in equity, known or unknown, that such Releasor now has or has ever had against any or all of the Administrative Agent, the Collateral Agent and the Lenders party to this Amendment (collectively, the “Lender Parties”) in any capacity and their respective affiliates, subsidiaries, shareholders and “controlling persons” (within the meaning of applicable federal or provincial securities laws), and each and all of the officers, directors, employees, agents, attorneys, advisors and other representatives of each of the foregoing (all such Persons, together with the Lender Parties, collectively, the “Releasees”), prior to, through and including the First Amendment Effective Date, in each case, that relate to, arise out of or otherwise are in connection with: (i) any or all of the Credit Documents or transactions contemplated thereby or any actions or omissions in connection therewith or (ii) any aspect of the dealings or relationships between or among the Borrower and the other Credit Parties, on the one hand, and any or all of the Lender Parties, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) of this Section 5 (collectively, the “Claims”), including, without limitation, any Claim of breach of the duty of good faith and fair dealing based on, among other things, the Lender Parties’ exercise of discretion under the Credit Documents; provided that, notwithstanding the foregoing in no event shall the provisions of this Section 5 (x) apply to any Claims resulting from the gross negligence or willful misconduct of any Releasee, (y) apply to any claims by the Borrower or other Credit Parties against the Lender Parties with respect to a breach of this Amendment and (z) release the Releasees from any obligations arising under this Amendment. Each of Credit Party acknowledges and agrees, on behalf of itself and its successors, assigns and legal representatives, that the Lender Parties have at all times acted in good faith with regard to the consummation and administration of the Credit Documents. In entering into this Amendment, the Borrower and the other Credit Parties consulted with, and have been represented by, legal counsel and expressly disclaim any reliance on any representations, acts or omissions by any of the Releasees and hereby agree and acknowledge that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity thereof. The provisions of this Section 5 shall survive the termination of this Amendment, the Amended Credit Agreement, the other Credit Documents and payment in full of the Obligations.

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6.	No Modification. Except as expressly set forth herein, (i) nothing contained herein shall be deemed to constitute a waiver of compliance with any term or condition contained in the Credit Agreement or any of the other Credit Documents, or constitute a course of conduct or dealing among the parties thereto, (ii) the Administrative Agent, the Collateral Agent and the Lenders reserve all rights, privileges and remedies under the Credit Documents. Except as amended or consented to hereby, the Credit Agreement and other Credit Documents remain unmodified and in full force and effect. All references in the Credit Documents to the Credit Agreement shall be deemed to be references to the Amended Credit Agreement. This Amendment shall constitute a Credit Document.

7.	Counterparts; Electronic Execution. This Amendment may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart. Delivery of an executed signature page of this Amendment by facsimile transmission or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that the Administrative Agent or Collateral Agent may request, and upon request the Credit Parties shall be obligated to provide, manually executed “wet ink” signatures to any Credit Document.

8.	Successors and Assigns. The provisions of this Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, none of the Credit Parties may assign or transfer any of their rights or obligations under this Amendment without the prior written consent of each Lender.

9.	Incorporation of Amended Credit Agreement Provisions. Each of the provisions provided in the following sections of the Amended Credit Agreement is hereby incorporated herein by this reference with the same effect as though set forth in its entirety herein, mutatis mutandis, and as if “this Agreement” in any such provision read “this Amendment”: Section 1.3 (Interpretation, Etc.); Section 10.1 (Notices); Section 10.8 (Survival of Representations, Warranties and Agreements); Section 10.9 (No Waiver; Remedies Cumulative); Section 10.11 (Severability); Section 10.14 (APPLICABLE Law); and Section 10.16 (Waiver of Jury Trial).

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10.	Reaffirmation. Each of the Credit Parties as debtor, grantor, pledgor, guarantor, assignor, or in any other similar capacity in which such Credit Party grants liens or security interests in its property or otherwise acts as accommodation party or guarantor, as the case may be, hereby (i) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under each of the Credit Documents to which it is a party (after giving effect hereto) and (ii) to the extent such Credit Party granted liens on or security interests in any of its property pursuant to any such Credit Document as security for or otherwise guaranteed the Borrower’s Obligations under or with respect to the Credit Documents, ratifies and reaffirms such guarantee and grant of security interests and liens and confirms and agrees that such security interests and liens hereafter secure all of the Obligations as amended hereby. Each of the Credit Parties hereby consents to this Amendment and acknowledges that each of the Credit Documents remains in full force and effect (after giving effect hereto) and is hereby ratified and reaffirmed. The execution of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent, the Collateral Agent or the Lenders, constitute a waiver of any provision of any of the Credit Documents (except as expressly set forth herein) or serve to effect a novation of the Obligations.

11.	Disclosure. On or before 9:00 a.m., New York time, on the first (1st) Business Day after the date of this Amendment (such date and time, the “Disclosure Date”), the Company shall file publicly on SEDAR+ and EDGAR a report describing all the material terms of this Amendment and attaching this Amendment (and each exhibit to this Amendment) as an exhibit thereto. From and after the Disclosure Date, the Company shall have disclosed all material, non-public information (if any) provided at or prior to the Disclosure Date to any of the Lenders by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents. Notwithstanding anything contained in this Amendment or the Credit Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that none of the Lenders shall have (unless expressly agreed to by such Lender after the date hereof in a written definitive and binding agreement executed by the Company and such Lender) any duty of confidentiality with respect to any material, non-public information regarding the Company or any of its Subsidiaries provided at or prior to the Disclosure Date.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

ELECTRA BATTERY MATERIALS CORPORATION, as the Borrower

By: (signed) “Trent Mell”
Name: Trent Mell
Title: Chief Executive Officer

COBALT PROJECTS INTERNATIONAL CORP., COBALT CAMP REFINERY LTD., US COBALT INC., COBALT INDUSTRIES OF CANADA INC., COBALT CAMP ONTARIO HOLDINGS CORP., 1086370 B.C. LTD. each as a Guarantor Subsidiary
By: (signed) “Trent Mell”
Name: Trent Mell
Title: Director

SCIENTIFIC METALS (DELAWARE) CORP., IDAHO COBALT COMPANY each as a Subsidiary Guarantor
By: (signed) “Trent Mell”
Name: Trent Mell
Title: Authorized Signatory

[Signature Page to First Amendment to Credit and Guaranty Agreement]

Executed by Cobalt One Pty Ltd (ACN 127 411 796) in accordance with section 127 of the Corporations Act 2001 (Cth) by: (signed) “Trent Mell”	(signed) “David Allen”
Signature of director Trent Mell	Signature of director/secretary David Allen
Name of director (print)	Name of director (print)

Executed by Acacia Minerals Pty Limited (ACN 127 419 729) in accordance with section 127 of the Corporations Act 2001 (Cth) by: (signed) “Trent Mell”	(signed) “David Allen”
Signature of director Trent Mell	Signature of director/secretary David Allen
Name of director (print)	Name of director (print)

[Signature Page to First Amendment to Credit and Guaranty Agreement]

Executed by Ophiolite Consultants Pty Limited (ACN 092 694 490) in accordance with section 127 of the Corporations Act 2001 (Cth) by: (signed) “Trent Mell”	(signed) “David Allen”
Signature of director Trent Mell	Signature of director/secretary David Allen
Name of director (print)	Name of director (print)

[Signature Page to First Amendment to Credit and Guaranty Agreement]

GLAS USA LLC, as Administrative Agent

By: (signed) “Milton Rodriguez”
Name: Milton Rodriguez
Title: AVP

GLAS Trust Company LLC, as Collateral Agent

By: (signed) “Milton Rodriguez”
Name: Milton Rodriguez
Title: AVP

[Signature Page to First Amendment to Credit and Guaranty Agreement]

Whitebox Relative Value Partners, LP,

as a Lender

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Whitebox GT Fund, LP

as a Lender

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Whitebox Multi-Strategy Partners, LP

as a Lender

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Pandora Select Partners, LP

as a Lender

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

[Signature Page to First Amendment to Credit and Guaranty Agreement]

Highbridge Tactical Credit Master Fund, L.P.

as a Lender

By: Highbridge Capital Management, LLC,

as Trading Manager and not in its individual capacity

By: (signed) “Damon Meyer”

Name: Damon Meyer

Title: Authorized Signatory

Highbridge Tactical Credit Institutional Fund, Ltd.

as a Lender

By: Highbridge Capital Management, LLC,

as Trading Manager and not in its individual capacity

By: (signed) “Damon Meyer”

Name: Damon Meyer

Title: Authorized Signatory

[Signature Page to First Amendment to Credit and Guaranty Agreement]

O’Connor Global Multi-Strategy Alpha Master Limited

(f/k/a Nineteen77 Global Multi-Strategy Alpha Master Limited)

as a Lender

By:          O’Connor Alternative Investments, LLC,

its investment manager

By:          (signed) “Connor Burke”

Name: Connor Burke

Title: General Counsel

[Signature Page to First Amendment to Credit and Guaranty Agreement]

Exhibit 1

First Lien Intercreditor Agreement

[See Attached]

FIRST LIEN INTERCREDITOR AGREEMENT

This FIRST LIEN INTERCREDITOR AGREEMENT as of [●] (as amended, restated, supplemented, amended and restated or otherwise modified from time to time, this “Agreement”), among, GLAS Trust Company LLC, as collateral agent for the Credit Agreement Secured Parties (as defined below) (in such capacity and together with its successors and assigns in such capacity, the “Term Loan Collateral Agent”), GLAS Trust Company LLC, as collateral agent for the Royalty Secured Parties (as defined below) (in such capacity and together with its successors and assigns in such capacity, the “Royalty Collateral Agent”) and HIS MAJESTY THE KING IN RIGHT OF ONTARIO as represented by the Minister of Economic Development, Job Creation and Trade, as the lender pursuant to the IO Loan Agreement (as defined below) (in such capacity and together with its successors and assigns in such capacity, the “IO Lender”), Electra Battery Materials Corporation, a Canadian corporation (the “Borrower”), the other Grantor (as defined below) party hereto.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Term Loan Collateral Agent (for itself and on behalf of the other Credit Agreement Secured Parties), the Royalty Collateral Agent (for itself and on behalf of the other Royalty Secured Parties), the IO Lender (for itself and on behalf of the other IO Secured Parties), the Borrower and each Grantor party hereto agree as follows:

ARTICLE I
Definitions

SECTION 1.01.        Certain Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Credit Agreement and the IO Loan Agreement, as applicable, with the Credit Agreement controlling in the event of any discrepancy, or, if defined in the New York UCC, the meanings specified therein, except that any amendment or supplement to any term set forth in the Credit Agreement that changes or in any way affects the rights or responsibilities of the Controlling Collateral Agent shall not be deemed to be effective with respect to the Controlling Collateral Agent unless and until the Controlling Collateral Agent consents in writing to such amendment or supplement. As used in this Agreement the following terms have the meanings specified below:

“Agreement” has the meaning assigned to such term in the preamble hereto.

“Authorized Representative” means (a) in the case of the IO Obligations, the IO Lender, (b) in the case of the Royalty Agreement Obligations, the Royalty Collateral Agent and (c) in the case of any Credit Agreement Obligations, the Term Loan Collateral Agent.

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any other federal, state, provincial or foreign law providing for the relief of debtors, or any arrangement, reorganization, insolvency, examinership, receivership, interim receivership, moratorium, assignment for the benefit of creditors, any other marshalling of the assets or liabilities of the Borrower or any of its Subsidiaries, any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it, or similar law affecting creditors’ rights generally, including the arrangement provisions of any applicable corporate law (in any case which involves the alteration, amendment, conversion, compromise, satisfaction or discharge of obligations of any or all creditors).

“Borrower” has the meaning assigned to such term in the preamble hereto.

“Collateral” means all assets and properties subject to Liens created (or purported to be created) pursuant to any First Lien Security Document to secure one or more Series of First Lien Obligations.

“Collateral Trust Agreement” means the Second Amended and Restated Collateral Trust Agreement dated October 22, 2025 among the Borrower, the guarantors from time to time party thereto and GLAS Trust Company LLC, as collateral agent.

“Controlling Collateral Agent” means, with respect to any Shared Collateral, the Term Loan Collateral Agent.

“Controlling Secured Parties” means, with respect to any Shared Collateral, the Series of First Lien Secured Parties whose Authorized Representative is the Controlling Collateral Agent for such Shared Collateral.

“Credit Agreement” means that certain Credit and Guaranty Agreement, dated as of October 22, 2025, among the Borrower, the lenders from time to time party thereto, GLAS USA LLC, as administrative agent thereunder and the Term Loan Collateral Agent, and the other parties thereto as may be further amended, restated, amended and restated, supplemented, increased or otherwise modified (but not Refinanced or replaced) from time to time.

“Credit Agreement Obligations” means the “Obligations” as defined in the Credit Agreement.

“Credit Agreement Secured Parties” means, at any relevant time, the holders of Credit Agreement Obligations at such time, including the Term Loan Collateral Agent and GLAS USA LLC.

“Credit Documents” means the “Credit Documents” as defined in the Credit Agreement.

“DIP Financing” has the meaning assigned to such term in Section 2.05(b).

“DIP Financing Liens” has the meaning assigned to such term in Section 2.05(b).

“DIP Lenders” has the meaning assigned to such term in Section 2.05(b).

“Discharge” means, with respect to any Series of First Lien Obligations, the date on which such Series of First Lien Obligations have been fully and finally paid in full in cash or in such other form of consideration as may be agreed to by the holders of such First Lien Obligations of such Series (except for contingent indemnities and cost and reimbursement obligations to the extent no claim has been made), whether or not as a result of enforcement, and the applicable Secured Creditors are under no further obligation to provide financial accommodation to any of the Grantors under the applicable Secured Credit Documents. The term “Discharged” shall have a corresponding meaning.

“Discharge of First Lien Obligations” means, with respect to any Series of First Lien Obligations, the Discharge of the applicable First Lien Obligations with respect to such Series of First Lien Obligations.

“Event of Default” means an “Event of Default” (or any other similarly defined term) as defined in any Secured Credit Document.

“Facility” means the Borrower’s Temiskaming hydrometallurgical cobalt processing facility.

“First Lien Obligations” means, collectively, (a) the Credit Agreement Obligations, (b) the Royalty Agreement Obligations and (c) the IO Obligations.

“First Lien Secured Parties” means (a) the Credit Agreement Secured Parties, (b) the Royalty Secured Parties and (c) the IO Secured Parties.

“First Lien Security Documents” means the Term Loan Security Agreement, the other Collateral Documents (as defined in the Credit Agreement), the Royalty Security Documents (as defined in the Royalty Agreements), the IO Security Agreements, and each other agreement entered into in favor of any Authorized Representative for the purpose of securing any Series of First Lien Obligations.

“Grantors” means the Borrower and Cobalt Camp Refinery Limited and any other Subsidiary of the Borrower that becomes a party to this Agreement as contemplated by Section 5.17.

“Impairment” has the meaning assigned to such term in Section 1.03.

“IO Lender” has the meaning assigned to such term in the preamble hereto.

“IO Loan Agreement” means that certain Loan Agreement, dated as of the date hereof, among the Cobalt Camp Refinery Ltd. and IO Lender, as may be amended, restated, supplemented, increased or otherwise modified (but not Refinanced or replaced) from time to time.

“IO Loan Documents” means the “Loan Documents” as defined in the IO Loan Agreement.

“IO Obligations” means the “Obligations” as defined in the IO Loan Agreement.

“IO Secured Parties” means, at any relevant time, the holders of IO Obligations at such time, including the IO Lender.

“IO Security Agreements” means the “Borrower General Security Agreement” and the “Guarantor General Security Agreement”, in each case, as defined in the IO Loan Agreement.

“Insolvency or Liquidation Proceeding” means:

(a)       any case or proceeding commenced by or against the Borrower or any other Grantor under any Bankruptcy Law, any other case or proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any other Grantor, any receivership, interim receivership or assignment for the benefit of creditors relating to the Borrower or any other Grantor or any similar case or proceeding relative to the Borrower or any other Grantor or their respective creditors, as such, in each case whether or not voluntary;

(b)       any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, and similar proceedings under the arrangement provisions of any applicable corporate law (in any case which involves the alteration, amendment, conversion, compromise, satisfaction or discharge of obligations of any or all creditors), unless otherwise permitted by the Credit Agreement, IO Loan Agreement and First Lien Security Documents; or

(c)       any other case or proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any other Grantor are determined, and any payment or distribution is or may be made on account of such claims.

“Intervening Creditor” shall have the meaning assigned to such term in Section 2.01(a).

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Non-Controlling Collateral Agent” means the Royalty Collateral Agent and IO Lender.

“Non-Controlling Secured Parties” means, with respect to any Shared Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Shared Collateral.

“Possessory Collateral” means any Shared Collateral in the possession or “control” (within the meaning of the UCC) of any Authorized Representative (or its agents or bailees), to the extent that possession or control thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction. Possessory Collateral includes any Certificated Securities, share or other equity certificates, Promissory Notes, Instruments, and Chattel Paper, in each case, delivered to or in the possession of the Authorized Representative under the terms of the First Lien Security Documents.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrues or accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not allowed or allowable as a claim in any such Insolvency or Liquidation Proceeding.

“Principal Cap” means, with respect to (i) the principal Credit Agreement Obligations US$50,000,000 (or the equivalent amount specified in Canadian Dollars) (ii) with respect to the principal Royalty Agreement Obligations, US$12,500,000 (or the equivalent amount specified in Canadian Dollars) and (iii) with respect to the IO Obligations CA$22,000,000 (or the equivalent amount specified in United States Dollars) minus any principal amounts (or the equivalent amount specified in Canadian Dollars) of such Series that are repaid after the date hereof.

“Priority Payment Amount” has the meaning assigned to such term in Section 2.01(c).

“Proceeds” has the meaning assigned to such term in Section 2.01(a).

“Purchase Notice” has the meaning assigned to such term in Section 5.03(a).

“Purchase Right Trigger Event” has the meaning assigned to such term in Section 5.03(a).

“Purchase Price” has the meaning assigned to such term in Section 5.03(a).

“Refinancing” shall mean any extension, replacement, refunding, renewal, defeasance, or refinancing of any indebtedness.

“Royalty Agreement Documents” means the Royalty Agreements and the Royalty Security Agreement.

“Royalty Agreements” means those certain Amended and Restated Cobalt Royalty Agreements, dated October 22, 2025, among Electra Battery Materials Corporation and the secured holders thereof.

“Royalty Agreement Obligations” means the “Obligations” as defined in the applicable Royalty Agreements.

“Royalty Collateral” means (i) the Facility and (ii) (x) for 12 months following the commencement of Commercial Production (as defined in the Royalty Agreements), all Operating Revenue (as defined in the Royalty Agreements) or (y) from the beginning of the 13th month following the commencement of Commercial Production until the termination of the Royalty Agreements pursuant to Section 2.3 of such Royalty Agreements, all Gross Revenue (as defined in the Royalty Agreements).

“Royalty Collateral Agent” has the meaning assigned to such term in the preamble hereto.

“Royalty Secured Parties” means, at any relevant time, the holders of Royalty Agreement Obligations at such time, including the Royalty Collateral Agent.

“Royalty Security Agreement” means the “Royalty Security Documents” as defined in the Collateral Trust Agreement.

“Secured Credit Document” means (a) the Credit Agreement and each other Loan Document (as defined in the Credit Agreement), (b) the Royalty Agreement and each other Royalty Agreement Document and (c) the IO Loan Agreement and each other IO Loan Document.

“Senior Lien” means the Liens on the Collateral in favor of the First Lien Secured Parties under the First Lien Security Documents.

“Series” means (a) with respect to the First Lien Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the Royalty Secured Parties (in their capacities as such) and (iii) the IO Secured Parties (in their capacities as such), and (b) with respect to any First Lien Obligations, each of (i) the Credit Agreement Obligations, (ii) the Royalty Agreement Obligations and (iii) the IO Obligations.

“Shared Collateral” means, at any time, Collateral in which the holders of two or more Series of First Lien Obligations (or their respective Authorized Representatives) holds a valid and perfected security interest at such time. If more than two Series of First Lien Obligations are outstanding at any time and the holders of less than all Series of First Lien Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Lien Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time.

“Term Loan Collateral Agent” has the meaning assigned to such term in the preamble hereto.

“Term Loan Security Agreement” means the “Collateral Documents” as defined in the Credit Agreement.

“Uniform Commercial Code” or “UCC” means the New York UCC; provided, however, that, in the event that, by reason of mandatory provisions of law, any of the attachment, perfection or priority of the Term Loan Collateral Agent’s or any IO Secured Party’s or any other secured party’s security interest in any Collateral is governed by the Uniform Commercial Code (or similar law governing the attachment, perfection or priority of security interests) as in effect from time to time in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code or similar law governing the attachment, perfection or priority of security interests as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

SECTION 1.02.        Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (e) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (f) the term “or” is not exclusive.

SECTION 1.03.        Impairments. It is the intention of the First Lien Secured Parties of each Series that the holders of First Lien Obligations of such Series (and not the First Lien Secured Parties of any other Series) bear the risk of (a) any determination by a court of competent jurisdiction that (i) any of the First Lien Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First Lien Obligations), (ii) any of the First Lien Obligations of such Series do not have an enforceable security interest in any of the Collateral securing any other Series of First Lien Obligations or (iii) any intervening security interest exists securing any other obligations (other than another Series of First Lien Obligations) on a basis ranking prior to the security interest of such Series of First Lien Obligations but junior to the security interest of any other Series of First Lien Obligations or (b) the existence of any Collateral for any other Series of First Lien Obligations that is not Shared Collateral (any such condition referred to in the foregoing clauses (a) or (b) with respect to any Series of First Lien Obligations, an “Impairment” of such Series). In the event of any Impairment with respect to any Series of First Lien Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First Lien Obligations, and the rights of the holders of such Series of First Lien Obligations (including the right to receive distributions in respect of such Series of First Lien Obligations pursuant to Section 2.01) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First Lien Obligations subject to such Impairment. Additionally, in the event the First Lien Obligations of any Series are modified pursuant to applicable law (including pursuant to Section 1129 of the Bankruptcy Code), any reference to such Secured Credit Obligations or the First Lien Documents governing such First Lien Obligations shall refer to such obligations or such documents as so modified.

ARTICLE II
Priorities and Agreements with Respect to Shared Collateral

SECTION 2.01.        Priority of Claims.

(a)                Notwithstanding anything to the contrary contained herein or in any of the Secured Credit Documents (but subject to Section 1.03), if an Event of Default has occurred and is continuing, and the Controlling Collateral Agent or any First Lien Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any Insolvency or Liquidation Proceeding of the Borrower or any other Grantor (including any adequate protection payments) or any First Lien Secured Party receives any payment pursuant to any intercreditor agreement (other than this Agreement) with respect to any Shared Collateral, the payments, proceeds or distribution of any sale, collection or other liquidation of any such Shared Collateral received by any Authorized Representative or any First Lien Secured Party and any such distribution or payment in any Insolvency or Liquidation Proceeding or to which the First Lien Secured Parties are entitled under any other intercreditor agreement (all such payments, distributions, proceeds of any sale, collection or other liquidation of any Shared Collateral and all proceeds of any such payments or distribution being collectively referred to as “Proceeds”), shall be applied as follows: (A) with respect to the Royalty Collateral, (i) FIRST, to the payment of all amounts owing to each Authorized Representative (in its capacity as the agent or lender for the applicable First Lien Obligations) pursuant to the terms of any Secured Credit Document, (ii) SECOND, to the payment in full of the First Lien Obligations constituting Royalty Agreement Obligations and IO Obligations on a ratable basis, with such Proceeds to be applied to such First Lien Obligations of a given Series in accordance with the terms of the applicable Secured Credit Documents; provided that, following the commencement of any Insolvency or Liquidation Proceeding with respect to any Grantor, solely as among the holders of such First Lien Obligations and solely for purposes of this clause SECOND and not any other documents governing First Lien Obligations, in the event the value of the Shared Collateral is not sufficient for the entire amount of Post-Petition Interest on the First Lien Obligations to be allowed under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, the amount of First Lien Obligations of each such Series of First Lien Obligations shall include only the maximum amount of Post-Petition Interest on the First Lien Obligations allowable under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, (iii) THIRD, to the payment in full of the First Lien Obligations constituting Credit Agreement Obligations and (iv) FOURTH, after the Discharge of all First Lien Obligations, to the Borrower and the other Grantors or their successors or assigns, as their interests may appear, or to whosoever may be lawfully entitled to receive the same, or otherwise, or as a court of competent jurisdiction may direct; and (B) with respect to the Collateral (other than Royalty Collateral), (i) FIRST, to the payment of all amounts owing to each Authorized Representative (in its capacity as the agent or lender for the applicable First Lien Obligations) pursuant to the terms of any Secured Credit Document, (ii) SECOND, to the payment in full of the First Lien Obligations constituting Credit Agreement Obligations and IO Obligations on a ratable basis, with such Proceeds to be applied to such First Lien Obligations of a given Series in accordance with the terms of the applicable Secured Credit Documents; provided that, following the commencement of any Insolvency or Liquidation Proceeding with respect to any Grantor, solely as among the holders of such First Lien Obligations and solely for purposes of this clause SECOND and not any other documents governing First Lien Obligations, in the event the value of the Shared Collateral is not sufficient for the entire amount of Post-Petition Interest on the First Lien Obligations to be allowed under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, the amount of First Lien Obligations of each such Series of First Lien Obligations shall include only the maximum amount of Post-Petition Interest on the First Lien Obligations allowable under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, (iii) THIRD, to the payment in full of the First Lien Obligations constituting Royalty Agreement Obligations and (iv) FOURTH, after the Discharge of all First Lien Obligations, to the Borrower and the other Grantors or their successors or assigns, as their interests may appear, or to whosoever may be lawfully entitled to receive the same, or otherwise, or as a court of competent jurisdiction may direct. Notwithstanding the foregoing, with respect to any Shared Collateral for which a third party (other than a First Lien Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of First Lien Obligations, but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of First Lien Obligations (such third party an “Intervening Creditor”), the value of any Shared Collateral or Proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Shared Collateral or Proceeds to be distributed in respect of the Series of First Lien Obligations with respect to which such Impairment exists. If, despite the provisions of this Section 2.01(a), any First Lien Secured Party shall receive any payment or other recovery in excess of its portion of payments on account of the First Lien Obligations to which it is then entitled in accordance with this Section 2.01(a), such First Lien Secured Party shall hold such payment or recovery in trust for the benefit of all First Lien Secured Parties for distribution in accordance with this Section 2.01(a).

(b)       It is acknowledged that the First Lien Obligations of any Series may, subject to the limitations set forth in the then extant Secured Credit Documents, be increased up to a principal amount that does not exceed the Principal Cap, extended, or otherwise amended or modified from time to time, all without affecting the priority of claims and the application of proceeds of the Shared Collateral set forth in Section 2.01(a) or the other provisions of this Agreement defining the relative rights of the First Lien Secured Parties of any Series.

(c)       Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of First Lien Obligations granted on the Shared Collateral and notwithstanding any provision of the Uniform Commercial Code of any jurisdiction, or any other applicable law or the Secured Credit Documents or any defect or deficiencies in the Liens securing the First Lien Obligations of any Series or any other circumstance whatsoever (but, in each case, subject to Section 1.03), each First Lien Secured Party, by its acceptance of the benefits set forth herein, in the Credit Documents and in the IO Loan Documents, as applicable, hereby agrees that (i) the Liens securing each Series of First Lien Obligations up to the amount of the Principal Cap plus all First Lien Obligations of such Series consisting of interest thereon, fees and related costs and expenses which the applicable First Lien Secured Party is entitled to charge under the applicable Secured Credit Documents (the maximum amount of all such Senior Obligations to be received under this clause the “Priority Payment Amount”) on any Shared Collateral shall be of equal priority and be pari passu with each other and (ii) the benefits and proceeds of the Shared Collateral shall be shared among the First Lien Secured Parties as provided herein. First Lien Obligations of any Series that exceed the Priority Payment Amount shall rank junior in priority to the Liens securing each other Series of First Lien Loan Obligations.

SECTION	2.02. Actions with Respect to Shared Collateral; Prohibition on Contesting Liens.

(a)                With respect to any Shared Collateral, (i) prior to the delivery of a Purchase Notice by any of the Credit Agreement Secured Parties pursuant to Section 5.03, only the Controlling Collateral Agent with the consent of the IO Secured Parties shall act with respect to the Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral), (ii) if any of the Credit Agreement Secured Parties have delivered a Purchase Notice pursuant to Section 5.03, the IO Secured Parties, by their acceptance of the benefits set forth herein agree that only the Controlling Collateral Agent shall act or refrain from acting with respect to the Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral) and  no Non-Controlling Collateral Agent shall, or shall instruct the Controlling Collateral Agent to, commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral), whether under any First Lien Security Document, applicable law or otherwise, it being agreed that only the Controlling Collateral Agent shall be entitled to take any such actions or exercise any such remedies with respect to Shared Collateral; provided that, notwithstanding the foregoing, (i) in any Insolvency or Liquidation Proceeding that has been commenced by or against the Borrower or any other Grantor, any Authorized Representative or any other First Lien Secured Party may vote on any plan of reorganization, arrangement, compromise or liquidation, file a proof of claim, make other filings and make any arguments and motions that are, in each case, in accordance with the terms of this Agreement, with respect to the First Lien Obligations owed to the First Lien Secured Parties; (ii) any Authorized Representative or any other First Lien Secured Party may take any action to create, preserve or protect the validity and enforceability of the Liens granted in favor of the First Lien Secured Parties, provided that no such action is, or could reasonably be expected to be, adverse to the Liens granted in favor of the Controlling Secured Parties or the rights of the Controlling Collateral Agent or any other Controlling Secured Parties to exercise remedies in respect thereof; and (iii) any Authorized Representative or any other First Lien Secured Party may file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims or Liens of such First Lien Secured Party, including any claims secured by the Shared Collateral, in each case, to the extent not inconsistent with the terms of this Agreement. Notwithstanding the equal priority of the Liens on the Shared Collateral, the Controlling Collateral Agent may deal with the Shared Collateral in accordance with the provisions of this Agreement as if such Controlling Collateral Agent had a senior Lien on such Shared Collateral; provided, however, it is acknowledged and agreed that Liens on the Collateral (other than Royalty Collateral) in favor of the Royalty Collateral Agent for the benefit of Royalty Secured Parties shall at all times be subordinate to the Liens on the Collateral (other than the Royalty Collateral) securing the Credit Agreement Obligations and the IO Obligations. No Non-Controlling Collateral Agent will contest, protest or object to any foreclosure proceeding or action brought by the Controlling Collateral Agent in accordance with the provisions of this Agreement or any other exercise by the Controlling Collateral Agent of any rights and remedies relating to the Shared Collateral in accordance with the provisions of this Agreement. The foregoing shall not be construed to limit the rights and priorities of any First Lien Secured Party or Authorized Representative with respect to any Collateral not constituting Shared Collateral.

(b)                Each Authorized Representative and the First Lien Secured Parties for which it is acting hereunder, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, agree to be bound by the provisions of this Agreement.

SECTION 2.03.        No Interference; Payment Over.

(a)                Each First Lien Secured Party, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, agrees that (i) it will not (and hereby waives any right to) contest, challenge, or support any other Person in contesting or challenging, in any proceeding (including any Insolvency or Liquidation Proceeding) the validity or enforceability of any First Lien Obligations of any Series or any First Lien Security Document or the validity, attachment, perfection or priority of any Lien under any First Lien Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement, (ii) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Controlling Collateral Agent in accordance with the provisions of this Agreement, (iii) it will not institute in any Insolvency or Liquidation Proceeding or other proceeding any claim against the Controlling Collateral Agent or any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, and none of the Controlling Collateral Agent or any other First Lien Secured Party shall be liable for any action taken or omitted to be taken by the Controlling Collateral Agent or other First Lien Secured Party with respect to any Shared Collateral in accordance with the provisions of this Agreement, (iv) it will not seek, and hereby waives any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral and (v) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any Authorized Representative or any other First Lien Secured Party to enforce this Agreement.

(b)                Each First Lien Secured Party, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, hereby agrees that if it shall obtain possession of any Shared Collateral or shall realize any proceeds or payment in respect of any such Shared Collateral, pursuant to any First Lien Security Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of First Lien Obligations, then it shall hold such Shared Collateral, proceeds or payment in trust for the other First Lien Secured Parties that have a security interest in such Shared Collateral and promptly transfer such Shared Collateral, Proceeds or payment, as the case may be, to the Controlling Collateral Agent, to be distributed in accordance with the provisions of Section 2.01.

SECTION	2.04. Automatic Release of Liens; Amendments to First Lien Security Documents.

(a)                If, at any time (i) the Controlling Collateral Agent forecloses upon or otherwise exercises remedies against any Shared Collateral resulting in a sale or disposition thereof in accordance with the provisions of this Agreement, including in connection with a sale under Section 363 of the Bankruptcy Code (or any equivalent provision of any other Bankruptcy Law) or (ii) during any Insolvency or Liquidation Proceeding, the Controlling Collateral Agent releases Liens on the Shared Collateral in accordance with the Credit Agreement, Royalty Agreement Documents or IO Loan Agreement, as applicable, then the Liens in favor of each Authorized Representative for the benefit of each Series of First Lien Secured Parties upon such Shared Collateral will automatically be released and discharged; provided, that any proceeds of any Shared Collateral realized therefrom shall be applied pursuant to Section 2.01.

(b)                Each First Lien Secured Party, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, agrees that each Authorized Representative may enter into any amendment to any First Lien Security Document that does not violate this Agreement and such Authorized Representative may determine that no such violation exists by relying on a certificate delivered by a responsible officer of the Borrower certifying that no such violation exists.

(c)                Each Authorized Representative agrees to promptly execute, if applicable, and deliver (at the sole cost and expense of the Grantors) all such termination statements, releases, authorizations and other documents and instruments as the Controlling Collateral Agent (acting at the direction of the Requisite Lenders) may reasonably request to effectively evidence and confirm any release of Shared Collateral or amendment to any First Lien Security Document provided for in this Section 2.04.

SECTION	2.05. Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings.

(a)                The parties acknowledge that this Agreement is a “subordination agreement” under Section 510(a) of the Bankruptcy Code (or any equivalent provision of any other Bankruptcy Law) and this Agreement shall continue in full force and effect notwithstanding the commencement of any Insolvency or Liquidation Proceeding under the Bankruptcy Code or any other applicable Bankruptcy Law by or against the Borrower or any of its Subsidiaries.

(b)                If the Borrower or any other Grantor shall become subject to any Insolvency or Liquidation Proceeding and shall, as debtor(s)-in-possession, move for approval of financing or interim financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or any equivalent or similar provision of any other Bankruptcy Law or the use of cash collateral under Section 363 of the Bankruptcy Code or any equivalent or similar provision of any other Bankruptcy Law, each First Lien Secured Party other than the IO Secured Parties and, if any of the Credit Agreement Secured Parties have delivered a Purchase Notice pursuant to Section 5.03, the IO Secured Parties, by their acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, agrees that (i) it will raise no objection to any such financing or interim financing or to the Liens on the Shared Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Shared Collateral unless the Controlling Collateral Agent opposes or objects to such DIP Financing or use of cash collateral, and (ii) (x) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (y) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priority of such DIP Financing Liens with respect to such Shared Collateral applies to such Non-Controlling Secured Party on the same basis as it applies to the Controlling Secured Parties, in each case of clauses (i) and (ii) so long as (A) the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds, products, offspring, profits or rents, as applicable, thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the Insolvency or Liquidation Proceeding, (B) the First Lien Secured Parties of each Series are granted Liens on any additional or replacement collateral pledged to any First Lien Secured Party as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-a-vis the First Lien Secured Parties as set forth in this Agreement (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens), (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the First Lien Obligations, such amount is applied pursuant to Section 2.01, and (D) if any First Lien Secured Parties are granted adequate protection with respect to the First Lien Obligations subject hereto, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection are applied pursuant to Section 2.01; provided, that the First Lien Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First Lien Secured Parties of such Series or its Authorized Representative that shall not constitute Shared Collateral; provided, further, that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing or use of cash collateral.

SECTION 2.06.        Reinstatement. In the event that any of the First Lien Obligations shall be paid in full and to the extent that such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement or avoidance of a preference or fraudulent transfer or transfer at undervalue under the Bankruptcy Code or other applicable Bankruptcy Law, or any similar law, or the settlement of any claim in respect thereof), be required to be returned or repaid, the terms and conditions of this Article II shall be fully applicable thereto until all such First Lien Obligations shall again have been paid in full in cash.

SECTION 2.07.        Insurance. Unless and until the Discharge of First Lien Obligations, as between the First Lien Secured Parties, the Controlling Collateral Agent shall have the sole and exclusive right (subject to the rights of the Grantors under the Secured Credit Documents) to adjust settlement of any insurance claims covering or constituting Shared Collateral in the event of any loss thereunder and to approve any award granted in any condemnation (or any deed in lieu of condemnation) or similar proceeding affecting the Shared Collateral.

SECTION 2.08.        Possessory Collateral Agent as Gratuitous Bailee for Perfection.

(a)                Each Authorized Representative agrees to hold (including by way of control) any Shared Collateral constituting Possessory Collateral that is part of the Shared Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the benefit of each other First Lien Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.08; provided that, at any time after the Discharge of First Lien Obligations of the Series for which the Controlling Collateral Agent is acting, the Controlling Collateral Agent shall (at the sole and reasonable cost and expense of the Grantors), promptly deliver all Possessory Collateral to the then Controlling Collateral Agent (after giving effect to such Discharge of First Lien Obligations) together with any endorsements necessary, or reasonably requested by the Controlling Collateral Agent (acting at the direction of the Requisite Lenders) (or make such other arrangements as shall be reasonably requested by the Controlling Collateral Agent (acting at the direction of the Requisite Lenders)), to allow the Controlling Collateral Agent to obtain control of such Possessory Collateral. Pending delivery to the Controlling Collateral Agent, each other Authorized Representative agrees to hold any Shared Collateral constituting Possessory Collateral, from time to time in its possession, as gratuitous bailee for the benefit of each other First Lien Secured Party and any assignee, solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.08. For the avoidance of doubt, notwithstanding the provisions of the IO Security Agreements, Royalty Security Agreement and the Term Loan Security Agreement, the delivery of any Shared Collateral constituting Possessory Collateral to the Controlling Collateral Agent and the control by the Controlling Collateral Agent of such Shared Collateral shall be deemed to satisfy the applicable delivery and control requirements under the IO Security Agreements, Royalty Security Agreement and the Term Loan Security Agreement, as applicable.

(b)                The duties or responsibilities of each Authorized Representative under this Section 2.08 shall be limited solely to holding any Shared Collateral constituting Possessory Collateral, or a Lien in any Shared Collateral, as gratuitous bailee for the benefit of each First Lien Secured Party for purposes of perfecting the Lien held by such First Lien Secured Parties therein.

(c)                In the event that the Non-Controlling Collateral Agent shall at any time hold a Lien in any Shared Collateral, it shall be deemed to hold such Shared Collateral as gratuitous bailee for the benefit of each other First Lien Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents.

ARTICLE III
Existence and Amounts of Liens and Obligations

SECTION 3.01.        Determinations with Respect to Amounts of Liens and Obligations. Whenever any Authorized Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First Lien Obligations of any Series, or the Shared Collateral subject to any Lien securing the First Lien Obligations of any Series, it may request that such information be furnished to it in writing by each other Authorized Representative and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that if any Authorized Representative shall fail or refuse reasonably promptly to provide the requested information, the requesting Authorized Representative shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Borrower (to the extent that any such certificate is requested by such Authorized Representative and with respect to which the Borrower shall have no liability to any other Grantor, any First Lien Secured Party or any other Person). Each Authorized Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it, including pursuant to any such certificate of the Borrower, in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to any Grantor, any First Lien Secured Party or any other Person as a result of such determination.

ARTICLE IV
The Controlling Collateral Agent

SECTION 4.01.        Appointment and Authority.

(a)                Each of the First Lien Secured Parties, by their acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, hereby irrevocably appoints and authorizes the Controlling Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Controlling Collateral Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Controlling Collateral Agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Controlling Collateral Agent pursuant to the applicable Secured Credit Documents for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under any of the First Lien Security Documents, or for exercising any rights and remedies thereunder at the direction of the Controlling Collateral Agent, shall be entitled to the benefits of all provisions of this Article IV, the Credit Agreement, the Term Loan Security Agreement, Royalty Agreements, Royalty Security Agreement the IO Loan Agreement, and the IO Security Agreements as if set forth in full herein with respect thereto. Without limiting the foregoing, each of the First Lien Secured Parties, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, and each Authorized Representative, hereby agrees to provide such cooperation and assistance as may be reasonably requested by the Controlling Collateral Agent (acting at the direction of the Requisite Lenders) to facilitate and effect actions taken or intended to be taken by the Controlling Collateral Agent pursuant to this Article IV, such cooperation to include execution and delivery of notices, instruments and other documents as are reasonably deemed necessary by the Controlling Collateral Agent (acting at the direction of the Requisite Lenders) to effect such actions, and joining in any action, motion or proceeding initiated by the Controlling Collateral Agent for such purposes.

(b)                Each First Lien Secured Party, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, acknowledges and agrees that the Controlling Collateral Agent shall be entitled, for the benefit of the First Lien Secured Parties, to sell, transfer or otherwise dispose of or deal with any Shared Collateral as provided herein and in the First Lien Security Documents, without regard to any rights to which the holders of the Non-Controlling Secured Obligations would otherwise be entitled as a result of such Non-Controlling Secured Obligations (other than the rights of such holders of the Non-Controlling Secured Obligations under this Agreement). Without limiting the foregoing, each First Lien Secured Party, by its acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, agrees that none of the Controlling Collateral Agent or any other First Lien Secured Party shall have any duty or obligation first to marshal or realize upon any type of Shared Collateral (or any other Collateral securing any of the First Lien Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Shared Collateral (or any other Collateral securing any First Lien Obligations), in any manner that would maximize the return to the Non-Controlling Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Secured Parties from such realization, sale, disposition or liquidation. Each of the First Lien Secured Parties waives any claim it may now or hereafter have against the Controlling Collateral Agent arising out of (i) any actions that do not violate this Agreement which any Authorized Representative or any First Lien Secured Party takes or omits to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with the First Lien Security Documents or any other agreement related thereto or to the collection of the First Lien Obligations or the valuation, use, protection or release of any security for the First Lien Obligations, (ii) any election by any Authorized Representative or any holders of First Lien Obligations in any Insolvency or Liquidation Proceeding of the application of Section 1111(b) of the Bankruptcy Code or any equivalent or similar provision of any other Bankruptcy Law or (iii) subject to Section 2.05, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code or any equivalent or similar provision of any other Bankruptcy Law by, any Grantor or any of its Subsidiaries, as debtor-in-possession.

(c)                The Controlling Collateral Agent shall be entitled, for the benefit of the First Lien Secured Parties, to “credit bid” for or purchase (other than for cash) Shared Collateral at any public, private or judicial foreclosure upon such Shared Collateral (including under Section 363(k) of the Bankruptcy Code or any similar provision of any other applicable Bankruptcy Law); provided that in no circumstance shall the Controlling Collateral Agent be entitled to “credit bid” for or purchase (other than for cash) Shared Collateral in respect of any IO Obligations without the prior written consent of the holders of the IO Obligations at such time. Subject to the immediately preceding sentence, the First Lien Secured Parties, by their acceptance of the benefits set forth herein, in the Credit Documents, Royalty Agreement Documents and in the IO Loan Documents, as applicable, hereby irrevocably authorize the Controlling Collateral Agent to “credit bid” all or any portion of the First Lien Obligations (including accepting some or all of the Shared Collateral in satisfaction of some or all of the First Lien Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Shared Collateral (a) at any sale thereof conducted in any Insolvency or Liquidation Proceeding, including under Sections 363, 1123, or 1129 of the Bankruptcy Code or any similar provisions of any other applicable Bankruptcy Law or (b) at any other sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Controlling Collateral Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the First Lien Obligations owed to the First Lien Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis in accordance with Section 2.01(a) (with any First Lien Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the equity interests or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid, (i) the Controlling Collateral Agent shall be authorized to form one or more acquisition vehicles to make a bid, (ii) the Controlling Collateral Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles, (iii) the Controlling Collateral Agent shall be authorized to assign the relevant First Lien Obligations to any such acquisition vehicle pro rata by the relevant First Lien Secured Parties, as a result of which each of the relevant First Lien Secured Parties shall receive a pro rata portion of any equity interests or debt instruments issued by such an acquisition vehicle on account of the assignment of the First Lien Obligations to be credit bid, all without the need for any First Lien Secured Party or acquisition vehicle to take any further action, and (iv) to the extent that First Lien Obligations that are assigned to an acquisition vehicle are not used to acquire Shared Collateral for any reason (as a result of another bid being higher or better, because the amount of First Lien Obligations assigned to the acquisition vehicle exceeds the amount of debt credit bid by the acquisition vehicle or otherwise), such First Lien Obligations shall automatically be reassigned to the First Lien Secured Parties pro rata and the equity interests or debt instruments issued by any acquisition vehicle on account of the First Lien Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any First Lien Secured Party or any acquisition vehicle to take any further action.

SECTION 4.02.        Rights as a First Lien Secured Party. The Person serving as the Controlling Collateral Agent hereunder shall have the same rights and powers in its capacity as a First Lien Secured Party under any Series of First Lien Obligations that it holds as any other First Lien Secured Party of such Series and may exercise the same as though it were not the Controlling Collateral Agent and the term “First Lien Secured Party” or “First Lien Secured Parties” or, as applicable, “Credit Agreement Secured Party”, “Credit Agreement Secured Parties,”, “Royalty Secured Party”, “Royalty Secured Parties”, “IO Secured Party” or “IO Secured Parties” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Controlling Collateral Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Grantors or any Subsidiary or other Affiliate thereof as if such Person were not the Controlling Collateral Agent hereunder and without any duty to account therefor to any other First Lien Secured Party.

SECTION 4.03.        Exculpatory Provisions. The Controlling Collateral Agent is executing and delivering this Agreement solely in its capacity as such and shall not be responsible for the terms or sufficiency of this Agreement for any purpose. The Controlling Collateral Agent shall have all the rights (including indemnification rights), powers, benefits, privileges, protections, indemnities and immunities provided in the First Lien Security Documents and, additionally, shall have all the rights (including indemnification rights), benefits, privileges, protections, indemnities and immunities in its dealings under the First Lien Security Documents as are provided to the Controlling Collateral Agent thereunder and under applicable law, all of which are incorporated herein mutatis mutandis. The Controlling Collateral Agent, acting in its capacity as the Controlling Collateral Agent, shall not have any duties or obligations to the First Lien Secured Parties except those expressly set forth herein. Without limiting the generality of the foregoing, the Controlling Collateral Agent:

(a)                shall not be liable for any action taken or omitted to be taken in accordance with the provisions of this Agreement;

(b)                shall not be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether any such party has been advised of the likelihood of such loss or damage and regardless of the form of action;

(c)                shall not have any individual liability to any Person if it shall mistakenly pay over or distribute to any Controlling Secured Party (or the Borrower or any other Grantor) any amounts in violation of the terms of this Agreement;

(d)                shall not have any liability or responsibility for the actions or omissions of any other Controlling Secured Party or for any other Controlling Secured Party’s compliance with (or failure to comply with) the terms of this Agreement;

(e)                shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or an Event of Default has occurred and is continuing;

(f)                 shall have no duty, responsibility or obligation for the preparation, filing or recording of any instrument, document or financing statement or for the perfection or maintenance of any security interest in connection with this Agreement or otherwise;

(g)                shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby; provided that the Controlling Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Controlling Collateral Agent to personal liability or reputational harm or that is contrary to this Agreement or applicable law or other rules, operating procedures or market practice of any applicable stock exchange or other market or clearing system;

(h)                shall not, except as expressly set forth herein, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a Grantor or any of its Subsidiaries or Affiliates that is communicated to or obtained by the Person serving as the Controlling Collateral Agent or any of its Affiliates in any capacity;

(i)                 shall not be liable for any action taken or not taken by it in reliance on any notice or certificate of an authorized officer of the Borrower or any other documents or materials delivered to it hereunder, except to the extent caused by the Controlling Collateral Agent’s gross negligence or willful misconduct, as determined by a final non-appealable judgment of a court of competent jurisdiction. The Controlling Collateral Agent shall be deemed not to have knowledge of any occurrence or continuation of a Default or an Event of Default under any Series of First Lien Obligations unless and until notice describing such occurrence or continuation of a Default or an Event Default, as applicable, and referencing the applicable agreement is delivered to the Controlling Collateral Agent;

(j)                 shall not have any duty, responsibility or obligation to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other First Lien Security Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or under any First Lien Security Document or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or under any First Lien Security Document or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other First Lien Security Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the First Lien Security Documents, (v) the value or the sufficiency of any Collateral for any Series of First Lien Obligations, or (vi) the satisfaction of any condition set forth in any First Lien Security Document or Secured Credit Document, other than to confirm receipt of items expressly required to be delivered to the Controlling Collateral Agent;

(k)                may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person and shall not incur any liability for relying thereon;

(l)                 may employee or retain accounts, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its rights and duties and shall not be responsible for any misconduct on the part of any of them selected with due care;

(m)              shall not be required to segregate money held hereunder from other funds except to the extent required by applicable law;

(n)                shall not be responsible for or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; and

(o)                is acting solely in the capacity of (i) with respect to the Credit Documents, Term Loan Collateral Agent hereunder and not in its individual capacity, solely for the Credit Agreement Secured Parties, (ii) with respect to the Royalty Agreement Documents, Royalty Collateral Agent hereunder and not in its individual capacity, solely for the Royalty Secured Parties and (iii) with respect to the IO Loan Documents, IO Lender hereunder and not in its individual capacity, solely for the IO Secured Parties. It is understood and agreed that any determination, request, direction, consent or election, deeming any action or document reasonable, appropriate or satisfactory, exercising discretion, providing any notice, or any decision to exercise or not exercise any right or duty under this Agreement that is to be made by the Term Loan Collateral Agent, Royalty Collateral Agent, IO Lender or Controlling Collateral Agent shall be made solely upon a direction of the Requisite Lenders (as defined in the Credit Agreement), Requisite Royalty Holders (as defined in the Royalty Agreement Documents) or the Required Holders (as defined in the IO Loan Agreement), as applicable, and none of the Term Loan Collateral Agent, Royalty Collateral Agent, IO Lender or Controlling Collateral Agent shall be required to take or forbear from taking any action hereunder unless directed to do so upon a direction of the Requisite Lenders (as defined in the Credit Agreement), Requisite Royalty Holders (as defined in the Royalty Agreement Documents) or the Required Holders (as defined in the IO Loan Agreement), as applicable, in each case subject to this Article IV. It is understood and agreed that the exculpatory, reimbursement and indemnity provisions of the Credit Documents, including Sections 9, 10.2 and 10.3 of the Credit Agreement, applicable to the “Collateral Agent” thereunder shall also apply to the Term Loan Collateral Agent and, if applicable, the Controlling Collateral Agent hereunder as if fully set forth herein mutatis mutandis. It is understood and agreed that the exculpatory, reimbursement and indemnity provisions of the IO Loan Documents shall also apply to each of the IO Lender and, if applicable, the Controlling Collateral Agent hereunder as if fully set forth herein mutatis mutandis. It is understood and agreed that the exculpatory, reimbursement and indemnity provisions of the Royalty Agreement Documents shall also apply to each of the Royalty Secured Parties and, if applicable, the Controlling Collateral Agent hereunder as if fully set forth herein mutatis mutandis

SECTION 4.04.        Collateral and Guaranty Matters. Each of the First Lien Secured Parties irrevocably authorizes the applicable Authorized Representative to release any Lien on any property granted to or held by such Authorized Representative under any First Lien Security Document in accordance with Section 2.04 solely upon compliance with all requirements under the applicable Secured Credit Documents relating to the release of any Lien on Collateral.

SECTION 4.05.        Actions with Regard to Shared Collateral. Notwithstanding anything in this Agreement to the contrary, (a) prior to the delivery of a Purchase Notice by any of the Credit Agreement Secured Parties pursuant to Section 5.03, the Controlling Collateral Agent and the Controlling Secured Parties will not commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral without the prior written consent of the IO Secured Parties and (b) if any of the Credit Agreement Secured Parties have delivered a Purchase Notice pursuant to Section 5.03, the IO Secured Parties, by their acceptance of the benefits set forth herein, agree with respect to any new financing (“New Financing”) secured by Liens on the Shared Collateral (“New Financing Liens”) that (x) to the extent that such New Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting New Financing Liens) are subordinated thereto, and (y) to the extent that such New Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priority of such New Financing Liens with respect to such Shared Collateral applies to such Non-Controlling Secured Party on the same basis as it applies to the Controlling Secured Parties, in each case so long as (A) the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to one or more of the lenders of the New Financing, including proceeds, products, offspring, profits or rents, as applicable, thereof arising after the incurrence of such New Financing, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting New Financing Liens) as existed prior to such incurrence, (B) the First Lien Secured Parties of each Series are granted Liens on any additional or replacement collateral pledged to any First Lien Secured Party in connection with such New Financing, with the same priority vis-a-vis the First Lien Secured Parties as set forth in this Agreement (other than any Liens of any First Lien Secured Parties constituting New Financing Liens), and (C) if any amount of such New Financing is applied to repay any of the First Lien Obligations, such amount is applied pursuant to Section 2.01.

ARTICLE V
Miscellaneous

SECTION 5.01.        Notices.

(a)                All notices and other communications provided for herein (including all the directions and instructions to be provided to the Controlling Collateral Agent herein by the First Lien Secured Parties) shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy or electronic mail, as follows:

(i)      if to the Term Loan Collateral Agent or Royalty Collateral Agent:

GLAS Trust Company LLC

as Collateral Agent,

to its Principal Office set forth below

GLAS Trust Company LLC

3 Second Street, Suite 206

Jersey City, New Jersey 07311, United States of America

Attention: TMGUS/Electra Battery Materials Corporation

Email: [redacted]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell

Level 30, The Chifley Tower

2 Chifley Square

Sydney 2000, Australia

Attention: Waldo D. Jones Jr.; Paul A. Rota; Michelle L. Thiry

Email: jonesw@sullcrom.com; rotap@sullcrom.com; thirym@sullcrom.com

(ii)     if to the IO Lender:

Ministry of Economic Development, Job Creation and Trade

Corporate Services Division

Office of Finance and Funding Oversight

Funding Administration Branch

Program Operations Unit

11th Flr, 56 Wellesley St W.

Toronto, ON M5S 2S3

Attention: Manager, Program Operations Unit

Email: [redacted]

(iii)    if to the Borrower or any Grantor:

Electra Battery Materials Corporation

133 Richmond Street W, Suite 602

Toronto, ON, Canada, M5H 2L3,

Attention: David Allen & Trent Mell

Email: [redacted]

in each case, with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre – North Tower
40 Temperance St.
Toronto, ON M5H 0B4 Canada

Attention: Sam Cole & Stefan Politano

E-Mail: scole@cassels.com & spolitano@cassels.com

(b)                Any party hereto may change its address, fax number or email address for notices and other communications hereunder by notice to the other parties hereto. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and, may be personally served, telecopied, electronically mailed or sent by courier service or U.S. mail or Canada Post and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or electronic mail or upon receipt via U.S. mail or Canada Post (registered or certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto shall be as set forth above or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties. As agreed to in writing among the Controlling Collateral Agent and each other Authorized Representative from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person.

(c)                The Controlling Collateral Agent agrees to accept and act upon instructions or directions pursuant to this Agreement sent by unsecured e-mail, pdf, facsimile transmission or other similar unsecured electronic methods. If the Borrower, any other Grantor, or any other Authorized Representative elects to give the Controlling Collateral Agent e-mail or facsimile instructions (or instructions by a similar electronic method) and the Controlling Collateral Agent acts upon such instructions, the Controlling Collateral Agent’s understanding of such instructions shall control. The Controlling Collateral Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the Controlling Collateral Agent’s good faith reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Borrower, each other Grantor, and any other Authorized Representative each agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Controlling Collateral Agent, including without limitation the risk of the Controlling Collateral Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

SECTION 5.02.        Releases. Subject to Section 2.01, this Agreement shall continue to be effective until the Discharge of First Lien Obligations shall have occurred. Any First Lien Secured Party may continue, at any time and without notice to any Authorized Representative or any First Lien Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Borrower or any other Subsidiary constituting Obligations in reliance hereon. The terms of this Agreement shall survive and continue in full force and effect in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 5.03.        Purchase Right.

(a)                Each IO Secured Party agrees, by its acceptance of the benefits set forth herein and in the IO Loan Documents, that at any time: (i) following an acceleration of all IO Obligations in accordance with the terms of the IO Loan Documents or of the Credit Agreement Obligations in accordance with the terms of the Credit Documents, (ii) following the commencement of any Insolvency or Liquidation Proceeding with respect to any Grantor or (iii) during which an Event of Default has occurred and is continuing under the IO Loan Documents or the Credit Documents, all or a portion of the Credit Agreement Secured Parties, acting as a single group (each of the foregoing clauses (i) through (iii), a "Purchase Right Trigger Event"), may purchase all, but not less than all, of the IO Obligations from the IO Secured Parties at the Purchase Price without warranty or representation or recourse, except as provided in Section 5.03(c), by delivering written notice to the IO Lender (a "Purchase Notice"). The "Purchase Price" at any time will constitute an amount equal the sum of: (1) 100% of the principal amount of all loans, advances or similar extensions of credit included in the IO Obligations as of such date (which, for the avoidance of doubt shall exclude any fees, premium or similar payments), (2) all accrued and unpaid interest owed to the IO Secured Parties under the IO Loan Documents on the date of purchase, (3) to the extent payable on the date of purchase in accordance with the IO Loan Documents as they exist on the date hereof, amounts representing unaccrued interest, which amounts will be capped at a maximum rate per annum equal to (i) the interest rate as set forth in the IO Loan Documents as they exist on the date hereof plus (ii) 4% (and, to avoid doubt, any amounts representing unaccrued interest or fees in excess of such maximum rate shall not be payable as part of the Purchase Price) and (4) all reasonable and documented legal fees and expenses of the IO Secured Parties that are reimbursable in accordance with the terms of the IO Loan Documents and that have not been so reimbursed as of such time.

(b)                On the date specified by the relevant Credit Agreement Secured Parties in the applicable Purchase Notice (which date shall not be less than thirty (30) calendar days, nor more than forty-five (45) calendar days, after the receipt by the Authorized Representative of the notice of the relevant Credit Agreement Secured Parties’ election to exercise such option), the IO Secured Parties shall sell to the relevant Credit Agreement Secured Parties, and the relevant Credit Agreement Secured Parties shall purchase from the IO Secured Parties, the IO Obligations pursuant to documentation mutually acceptable to each of the Administrative Agent (as defined in the Credit Agreement) and the IO Lender (as defined in the IO Loan Documents). Each IO Secured Party will retain all rights to indemnification and expense reimbursement provided in the relevant IO Loan Documents for all claims and other amounts relating to periods prior to the purchase of the IO Obligations pursuant to this Section 5.03.

(c)                The purchase and sale of the IO Obligations under this Section 5.03 will be without recourse and without representation or warranty of any kind by the IO Secured Parties, except that the IO Secured Parties shall severally and not jointly represent and warrant to the Credit Agreement Secured Parties that on the date of the purchase, immediately before giving effect to such purchase:

(i)               the principal of and accrued and unpaid interest on the IO Obligations, and the fees, expenses and other amounts in respect thereof owed to the respective IO Secured Parties, are as stated in any assignment agreement prepared in connection with the purchase and sale of the IO Obligations;

(ii)               each IO Secured Party owns the IO Obligations purported to be owned by it free and clear of any Liens (other than participation interests not prohibited by the applicable IO Loan Documents, in which case the Purchase Price will be appropriately adjusted so that the relevant Credit Agreement Secured Parties do not pay amounts represented by any such participation interests that remain in effect); and

(iii)               that such IO Secured Party’s assignment has been duly authorized and delivered.

(d)                Notwithstanding anything set forth in the IO Loan Documents to the contrary, the Grantors hereby consent to the purchase and sale set forth in this Section 5.03 on the terms set forth herein.

SECTION 5.04.        Waivers; Amendment.

(a)                No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by Section 5.03(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b)                Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified except pursuant to an agreement or agreements in writing entered into by each Authorized Representative (and with respect to any such termination, waiver, amendment or modification which (i) by the terms of this Agreement requires the Borrower’s consent or (ii) increases the obligations or reduces the rights of the Borrower or any other Grantor hereunder or any Secured Credit Document, in each case, with the written consent of the Borrower).

SECTION 5.05.        Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other First Lien Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement.

SECTION 5.06.        Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

SECTION 5.07.        Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

SECTION 5.08.        Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 5.09.        Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The Term Loan Collateral Agent represents and warrants that this Agreement is binding upon the Credit Agreement Secured Parties. The IO Lender represents and warrants that it is authorized under the terms of the IO Loan Agreement to execute this Agreement on behalf of the IO Secured Parties.

SECTION 5.10.        Submission to Jurisdiction Waivers; Consent to Service of Process. Each Authorized Representative, on behalf of itself and the First Lien Secured Parties of the Series for whom it is acting, irrevocably and unconditionally:

(a)                submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York sitting in New York County, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(b)                consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same;

(c)                agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person (or its Authorized Representative) at the address referred to in Section 5.01;

(d)                agrees that nothing herein shall affect the right of any other party hereto (or any First Lien Secured Party) to effect service of process in any other manner permitted by law or shall limit the right of any party hereto (or any First Lien Secured Party) to sue in any other jurisdiction; and

(e)                waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 5.10 any special, exemplary, punitive or consequential damages.

SECTION 5.11.        GOVERNING LAW; WAIVER OF JURY TRIAL.

(A)       THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW.

(B)       EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

SECTION 5.12.        Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 5.13.        Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any of the other First Lien Security Documents, the provisions of this Agreement shall control. Notwithstanding the foregoing, the parties hereto acknowledge that the terms of this Agreement are not intended to and shall not, as between the Grantors and the First Lien Secured Parties, negate, impair, waive or cancel any rights granted to, or create any liability or obligation of, any Grantor in Secured Credit Documents or impose any additional obligations on the Grantors.

SECTION 5.14.        Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Lien Secured Parties in relation to one another. None of the Borrower, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided that nothing in this Agreement (other than Section 2.04, 2.05 or 2.08) is intended to or will amend, waive or otherwise modify the provisions of the Credit Agreement or the IO Loan Agreement), and none of the Borrower or any other Grantor may rely on the terms hereof (other than Section 2.04, 2.05 or 2.08). Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the First Lien Obligations as and when the same shall become due and payable in accordance with, and to the extent of, the terms of the applicable Secured Credit Documents.

SECTION 5.15.        Integration. This Agreement together with the other Secured Credit Documents and the First Lien Security Documents represents the entire agreement of each of the Grantors and the First Lien Secured Parties with respect to the subject matter hereof and there are no promises, undertakings, representations or warranties by any Grantor, any Authorized Representative or any other First Lien Secured Party relative to the subject matter hereof not expressly set forth or referred to herein or in the other Secured Credit Documents or the First Lien Security Documents.

SECTION 5.16.        Information Concerning Financial Condition of the Borrower and the other Grantors. The Controlling Collateral Agent, the other Authorized Representatives and the other First Lien Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Borrower and the other Grantors and all endorsers or guarantors of the First Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Lien Obligations. The Controlling Collateral Agent, the other Authorized Representatives, and the other First Lien Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the Controlling Collateral Agent, any other Authorized Representative, or any other First Lien Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the Controlling Collateral Agent, the other Authorized Representatives, and the other First Lien Secured Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential. Notwithstanding the foregoing, nothing in this Section 5.16 shall be deemed to impose any obligations on the IO Lender to investigate the financial condition or risk of non-payment of any Grantor beyond that which may be required by the IO Loan Agreement.

SECTION 5.17.        Additional Grantors. The Borrower agrees that, if any Subsidiary of the Borrower shall become a Grantor after the date hereof, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in the form of Annex I. Upon such execution and delivery, such Subsidiary will become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of such instrument shall not require the consent of any other party hereunder and will be acknowledged by the Controlling Collateral Agent. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Agreement. The Grantor shall cause executed copies of each such instrument to be promptly delivered to each Authorized Representative hereunder.

SECTION 5.18.        Further Assurances. Each Authorized Representative, at the expense of the Grantors, on behalf of itself and each First Lien Secured Party under the applicable Credit Agreement or IO Loan Agreement, agrees that it will take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the other parties hereto may reasonably request to effectuate the terms of, and the Lien priorities contemplated by, this Agreement.

SECTION 5.19.        Term Loan Collateral Agent, Royalty Collateral Agent and IO Lender. It is understood and agreed that (a) the Term Loan Collateral Agent is entering into this Agreement in its capacity as collateral agent under the Credit Agreement and Term Loan Security Agreement and the provisions of the Credit Agreement, including Article 9 of the Credit Agreement and the Term Loan Security Agreement applicable to it as collateral agent thereunder shall also apply to it as the Controlling Collateral Agent hereunder, (b) the Royalty Collateral Agent is entering into this Agreement in its capacity as collateral agent under the Royalty Agreement Documents, including Section 3.2 of the Collateral Trust Agreement applicable to it as collateral agent thereunder shall also apply to it as the Non-Controlling Collateral Agent hereunder and (c) the IO Lender is entering into this Agreement in its capacity as IO Lender under the IO Loan Agreement.

For the avoidance of doubt, the parties hereto acknowledge that in no event shall the Term Loan Collateral Agent, Royalty Collateral Agent or IO Lender be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether any such party has been advised of the likelihood of such loss or damage and regardless of the form of action.

SECTION 5.20.        No Fiduciary Duty. None of the IO Lender, Royalty Collateral Agent nor the Term Loan Collateral Agent shall owe any fiduciary duty to any party hereto, any Authorized Representative or any other First Lien Secured Parties. Each of the IO Lender, Royalty Collateral Agent and the Term Loan Collateral Agent undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Agreement and no implied covenants or obligations with respect to any party hereto shall be read into this Agreement against the IO Lender, Royalty Collateral Agent or the Term Loan Collateral Agent.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Term Loan Collateral Agent:

GLAS TRUST COMPANY LLC

By: ____________________________________

Name:

Title:

Royalty Collateral Agent:

GLAS TRUST COMPANY LLC

By: ____________________________________

Name:

Title:

IO Lender:

HIS MAJESTY THE KING IN RIGHT OF ONTARIO as represented by the Minister of Economic Development, Job Creation and Trade

Per: ____________________________________

Name:

Title:

[Signature Page to First Lien Intercreditor Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ELECTRA BATTERY MATERIALS CORPORATION

By: ____________________________________
Name:
Title:

COBALT CAMP REFINERY LTD.

By: ____________________________________
Name:
Title:

[Signature Page to First Lien Intercreditor Agreement]

ACKNOWLEDGMENT

Each Grantor and each of such Grantor’s undersigned Subsidiaries each hereby acknowledge that they have received a copy of the foregoing First Lien Intercreditor Agreement (as in effect on the date hereof, the “Initial Intercreditor Agreement”) and agree to recognize all rights granted by the Initial Intercreditor Agreement to the Term Loan Collateral Agent, the other Credit Agreement Secured Parties, Royalty Secured Parties, the IO Lender, and the other IO Secured Parties, waive the provisions of Section 9-615(a) of the UCC in connection with the application of proceeds of Collateral in accordance with the provisions of the Initial Intercreditor Agreement, agree that they will not do any act or perform any obligation which is not in accordance with the agreements set forth in the Initial Intercreditor Agreement. Each Grantor and each of such Grantors’ undersigned Subsidiaries each further acknowledge and agree that they are not an intended beneficiary or third party beneficiary under the Initial Intercreditor Agreement, as amended, restated, supplemented, or otherwise modified hereafter.

ACKNOWLEDGED AS OF THE DATE FIRST WRITTEN ABOVE:

ELECTRA BATTERY MATERIALS CORPORATION

By: ____________________________________

Name:

Title:

COBALT PROJECTS INTERNATIONAL CORP.

By: ____________________________________

Name:

Title:

COBALT CAMP REFINERY LTD.

By: ____________________________________

Name:

Title:

US COBALT INC.

By: ____________________________________

Name:

Title:

COBALT INDUSTRIES OF CANADA INC.

By: ____________________________________

Name:

Title:

COBALT CAMP ONTARIO HOLDINGS CORP.

By: ____________________________________

Name:

Title:

1086370 B.C. LTD.

By: ____________________________________

Name:

Title:

SCIENTIFIC METALS (DELAWARE) CORP.

By: ____________________________________

Name:

Title:

IDAHO COBALT COMPANY

By: ____________________________________

Name:

Title:

COBALT ONE PTY LTD.

By: ____________________________________

Name:

Title:

ACACIA MINERALS PTY LIMITED

By: ____________________________________

Name:

Title:

OPHIOLITE CONSULTANTS PTY LIMITED

By: ____________________________________

Name:

Title:

ANNEX I

to First Lien Intercreditor Agreement

SUPPLEMENT NO. [ ] dated as of [     ], 20[ ] (this “Supplement”), to the FIRST LIEN INTERCREDITOR AGREEMENT, dated as of [     ], 2026 (the “First Lien Intercreditor Agreement”), among GLAS TRUST COMPANY LLC, as collateral agent for the Credit Agreement Secured Parties (in such capacity, the “Term Loan Collateral Agent”), GLAS TRUST COMPANY LLC, as collateral agent for the Royalty Secured Parties (in such capacity, the “Royalty Collateral Agent”) and HIS MAJESTY THE KING IN RIGHT OF ONTARIO as represented by the Minister of Economic Development, Job Creation and Trade, as the IO Secured Parties (in such capacity, the “IO Lender”), Electra Battery Materials Corporation (the “Borrower”), the other Grantor (as defined therein).

A.                 Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the First Lien Intercreditor Agreement.

B.                  The Grantors have entered into the First Lien Intercreditor Agreement. Pursuant to certain Secured Credit Documents, certain newly acquired or organized Subsidiaries of the Borrower are required to enter into the First Lien Intercreditor Agreement. Section 5.17 of the First Lien Intercreditor Agreement provides that such Subsidiaries may become party to the First Lien Intercreditor Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the “New Grantor”) is executing this Supplement in accordance with the requirements of the Credit Agreement, Royalty Agreement and the IO Loan Agreement.

Accordingly, the Controlling Collateral Agent and the New Grantor agree as follows:

SECTION 1. In accordance with Section 5.17 of the First Lien Intercreditor Agreement, the New Grantor by its signature below becomes a Grantor under the First Lien Intercreditor Agreement with the same force and effect as if originally named therein as a Grantor, and the New Grantor hereby agrees to all the terms and provisions of the First Lien Intercreditor Agreement applicable to it as a Grantor thereunder. Each reference to a “Grantor” in the First Lien Intercreditor Agreement shall be deemed to include the New Grantor. The First Lien Intercreditor Agreement is hereby incorporated herein by reference.

SECTION 2. The New Grantor represents and warrants to the Controlling Collateral Agent and the other First Lien Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 3. This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the Controlling Collateral Agent shall have received a counterpart of this Supplement that bears the signature of the New Grantor. Delivery of an executed signature page to this Supplement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Supplement.

SECTION 4. Except as expressly supplemented hereby, the First Lien Intercreditor Agreement shall remain in full force and effect.

SECTION 5. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW.

SECTION 6. In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the First Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the First Lien Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it in care of the Borrower as specified in the First Lien Intercreditor Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the New Grantor, and the Controlling Collateral Agent have duly executed this Supplement to the First Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW GRANTOR],

as New Grantor

By:_______________________________________
Name:
Title:

ACKNOWLEDGED by:

[_________________],

as Controlling Collateral Agent

By: ________________________________
Name:
Title:

(First Lien Intercreditor Agreement)